UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the plan year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-14097

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois  60069

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.                                       Financial Statements:

Report of Independent Auditors, LWBJ, LLP

Report of Independent Registered Public Accounting Firm, KPMG LLP

Statements of Net Assets Available for Benefits as of December 31, 2005 and

2004

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005

2.                                       Exhibits:

23.1         Consent of LWBJ, LLP, Independent Registered Public Accounting Firm

23.2         Consent of KPMG LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 29, 2006	SAUER-DANFOSS LaSALLE FACTORY EMPLOYEE SAVINGS PLAN

	By:	Sauer-Danfoss (US) Company
Plan Administrator

	By:	/s/ Kenneth D. McCuskey
Kenneth D. McCuskey, Vice President

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements
And Supplemental Schedule
December 31, 2005

Contents

Report of Independent Auditors	1
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits.	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-11

Supplemental Schedule

Schedule of Assets (Held at End of Year)	12

Report of Independent Auditors

Employee Benefit Committee
Sauer-Danfoss LaSalle Factory Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated May 27, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

LWBJ, LLP

May 23, 2006

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
Sauer-Danfoss LaSalle
   Factory Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

May 27, 2005
Des Moines, Iowa

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments	$6,080,351	$5,537,140
Employer contributions receivable	3,125	967
Employee contributions receivable	17,561	13,548
Total assets and net assets available for benefits	$6,101,037	$5,551,655

See accompanying notes.

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2005 and 2004

	2005	2004
Additions
Contributions:
Employees	$501,800	$495,333
Employers	60,971	39,942
Investment income	251,489	190,198
Net realized and unrealized gains on plan investments	71,571	176,250
Other income	16,753	—
Total additions	902,584	901,723

Deductions
Benefits paid	330,126	570,240
Fees	15,465	13,873
Premiums for life insurance	7,611	7,243
Total deductions	353,202	591,356
Net increase in net assets available for benefits	549,382	310,367

Net assets available for benefits:
Beginning of year	5,551,655	5,241,288
End of year	$6,101,037	$5,551,655

See accompanying notes.

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

1.        Description of the Plan

The following description of Sauer-Danfoss LaSalle Factory Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers any person regularly employed by Sauer-Danfoss (US) Company (the “Company”) in an hourly-paid factory position at its LaSalle, Illinois manufacturing facility. Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year are excluded from coverage, until the time that such person completes 1,000 hours of service in a consecutive twelve-month period.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the “Plan Administrator”).

Trustee

AMVESCAP National Trust Company has been designated as Trustee of the Plan.

Contributions

The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their eligible compensation ranging from 1% to 100%. Annual contributions, including life insurance purchased, may not exceed $14,000 and $13,000 in 2005 and 2004, respectively, as indexed by the Internal Revenue Service (the “IRS”). The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Certain participating employees are entitled to receive employer contributions into the Plan on their behalf. Employees that continue to accrue a benefit after September 1, 2001 under the multiplier formula in the Factory Pension Plan of Sauer-Danfoss (LaSalle) and International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, and its Local Union No. 285, a separate defined benefit pension plan maintained by the Company, are ineligible to receive employer contributions into the Plan.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.          Description of the Plan (continued)

Contributions (continued)

For employees receiving such contributions, the employer contributions consist of two components:

1)              A base contribution equal to 2% of the employee’s eligible compensation; and

2)              A matching contribution equal to 50% of the employee’s contribution, subject to a maximum matching contribution of 2% of eligible compensation.

Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

•                  INVESCO Stable Value Trust

•                  INVESCO Structured Small Cap Value Equity Trust

•                  INVESCO 500 Index Trust

•                  INVESCO International Equity Trust

•                  Fidelity Equity Income Fund

•                  PIMCO Total Return Admin Fund

•                  Lord Abbett Mid Cap Value A Fund

•                  American Funds American Balanced - R4 Fund

•                  American Funds Growth Fund of America - R4 Fund

•                  Managers Special Equity Fund

•                  Fidelity Advisor Mid Cap - T Fund

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company’s parent.

Participants can also invest in a life insurance fund which, in turn, can be directed by the participant to purchase life insurance on the participant, on the participant’s spouse and/or on the life of the participant’s children. Assets invested in participant life insurance coverage are generally excluded from Plan assets in the attached financial statements. Balances included in the life insurance fund represent unremitted employee withholdings from participants. They do not represent assets available for benefits but rather premiums which are subsequently remitted to the life insurance provider.

Participant accounts are credited for contributions and allocations of Plan earnings or losses. Plan earnings or losses are allocated to participants based upon their relative percentages of each fund’s investment account balance.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.        Description of the Plan (continued)

Participant Accounts (continued)

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $233,860 and $212,666 at December 31, 2005 and 2004, respectively, are included in investments. Interest rates on the loans ranged from 5.50% to 10.50% and from 5.50% to 11.00% at December 31, 2005 and December 31, 2004, respectively.

Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

The interests of participants in the employer contributions and actual earnings thereon vest at the rate of 20% per year effective the first day of each year of service.

Payment of Benefits

While still employed, a participant may, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time. While still employed, a participant may also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary. On termination of service by reason of death, the participant’s beneficiary(ies) may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash. A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees, which are paid by the Plan.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2.             Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan’s assets consist of the assets of the Sauer-Danfoss LaSalle Factory Employee Savings Plan Trust (the “Trust”).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto, in preparing these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from these estimates.

Valuation of Investments

Investments in mutual funds are valued at quoted market prices, if available. Investments not having an established market are valued at fair value, as determined by the Trustee.

Investments in participant loans are valued at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Federal Income Taxes

The IRS has determined and informed the Company, by a letter dated May 21, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC. The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3.        The Trust

The fair value of investments of the Trust at December 31, 2005 and 2004 were as follows:

	2005	2004
INVESCO Stable Value Trust (1)(2)	$2,913,770	$2,693,312
INVESCO Structured Small Cap Value Equity Trust (1)	40,150	24,175
INVESCO 500 Index Trust (1)	294,650	274,002
INVESCO International Equity Trust (1)	127,979	112,643
Fidelity Equity Income Fund (2)	897,384	869,689
PIMCO Total Return Admin Fund	63,639	46,444
Lord Abbett Mid Cap Value A Fund	82,283	72,727
American Funds American Balanced - R4 Fund (2)	446,102	397,334
American Funds Growth Fund of America - R4 Fund (2)	582,917	500,178
Managers Special Equity Fund	128,730	113,176
Fidelity Advisor Mid Cap - T Fund	201,974	185,718
Life Insurance Fund Assets	332	1,023
Sauer-Danfoss Inc. Stock Fund (1)	66,581	34,053
Participant Loans	233,860	212,666
	$6,080,351	$5,537,140

(1) Party-in-interest of the Plan.

(2) Investments representing more than 5% of net assets available for benefits.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3.        The Trust (continued)

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2005 and 2004 were as follows:

	2005	2004
Interest	$13,010	$13,929
Dividends	238,478	176,269
Net realized and unrealized appreciation (depreciation):
INVESCO Structured Small Cap Value Equity Trust (1)	3,832	3,874
INVESCO Total Return Fund (1)	—	(10,974)
INVESCO 500 Index Trust (1)	12,989	25,977
INVESCO Dynamics Fund (1)	—	(6,328)
INVESCO Small Company Growth Fund (1)	—	(9,472)
INVESCO International Equity Trust (1)	13,938	19,837
Fidelity Equity Income Fund	(1,338)	50,950
AIM Blue Chip Fund (1)	—	(15,776)
PIMCO Total Return Admin Fund	(1,380)	59
Lord Abbett Mid Cap Value A Fund	(1,085)	7,158
American Funds American Balanced - R4 Fund	(4,434)	11,847
American Funds Growth Fund of America - R4 Fund	62,237	46,887
Managers Special Equity Fund	(4,722)	17,299
Fidelity Advisor Mid Cap - T Fund	(7,234)	26,605
Sauer-Danfoss Inc. Stock Fund (1)	(1,233)	8,307
	$323,058	$366,448

(1) Party-in-interest of the Plan.

4.        Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.

5.        Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless specific exemption applies. The Trustee of the Plan is a party-in-interest because Plan participants are able to invest in certain funds offered by affiliates of AMVESCAP. Sauer-Danfoss Inc., the Company’s parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. Common Stock Fund. These transactions are exempt and are not prohibited by ERISA.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

6.             Subsequent Events

In March 2006, the Company announced its intention to close its LaSalle, Illinois facility. The Company has taken no action and made no decisions with respect to the Plan as a result of this announcement.

Schedule 1

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
EIN: 42-1345015
PN: 006
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par, or Maturity Value	Cost	Value
*	INVESCO	Stable Value Trust	$2,913,770	$2,913,770
*	INVESCO	Structured Small Cap Value Equity Trust	30,097	40,150
*	INVESCO	500 Index Trust	257,756	294,650
*	INVESCO	International Equity Trust	92,245	127,979
	Fidelity Investments	Equity Income Fund	838,563	897,384
	PIMCO	Total Return Admin Fund	65,186	63,639
	Lord Abbett Family of Funds	Mid Cap Value A Fund	77,257	82,283
	American Funds	American Balanced - R4 Fund	439,828	446,102
	American Funds	Growth Fund of America - R4 Fund	479,530	582,917
	Managers Special Equity Fund	Managers Special Equity Fund	118,916	128,730
	Fidelity Investments	Fidelity Advisor Mid Cap - T Fund	186,252	201,974
*	Sauer-Danfoss Inc.	Sauer-Danfoss Inc. Stock Fund	53,173	66,581
	Life Insurance	Life Insurance Fund Assets	332	332
	Participants	Participant loans (5.5% to 11.0%)	—	233,860
			$5,552,905	$6,080,351
*	Party-in-interest

See accompanying notes.